Exhibit 99.1

Cellebrite Appoints Tech Veteran Troy K. Richardson to Board of Directors

Seasoned Executive Brings Significant Operational and Sales Experience from Leading Technology Companies as

Cellebrite Further Expands its Business Globally

TYSONS CORNER, VIRGINIA AND PETAH TIKVA, ISRAEL – AUGUST 14, 2024 – Cellebrite (NASDAQ: CLBT), a global leader in premier digital investigative solutions for the public and private sectors, announced today that Troy Richardson has joined its board of directors, effective August 13, 2024.

Mr. Richardson is a seasoned technology executive with more than 30 years of experience in leading, scaling and transforming global organizations. He currently serves on the Unisys Corporation (NYSE: UIS) Board of Directors and previously served as a Director of the Board for Carestream Dental. Mr. Richardson was president of the Digital Thread group at PTC Inc. (NASDAQ: PTC) from 2021 until 2022 after having served as executive vice president and chief operating officer from 2020 to 2021. Mr. Richardson’s three decades of senior leadership roles span some of the largest and most successful global technology companies including DXC (formerly Computer Sciences Corporation prior to its merger with HP Enterprise), Oracle, SAP, Hewlett-Packard Novell, and IBM. With the appointment of Troy Richardson, Cellebrite’s Board of Directors now consists of 10 directors. Mr. Richardson is based in metropolitan Atlanta.

“We are delighted to welcome Troy to our board of directors,” said Thomas Hogan, Executive Chairman of the Board of Cellebrite. “Troy is an outstanding leader who brings a wealth of expertise and insight to our Company. His deep knowledge of the software industry, combined with his broad leadership experience spanning sales, marketing, corporate development and customer success, will be invaluable as we continue to execute our strategy and deliver outstanding value to our customers. We look forward to benefiting from Troy’s counsel as we further scale our business, fortify and expand our market leadership, advance innovation and drive shareholder value.”

“I am honored and excited to join Cellebrite’s board of directors,” said Richardson. “Cellebrite has established its leadership position in the digital investigative and intelligence gathering industry, with a strong culture of innovation, customer focus, and social responsibility. I look forward to collaborating with Tom and the rest of the Board, as well as with Cellebrite’s talented management team and employees, to help Cellebrite achieve its full potential and continue making a positive, enduring impact on the world.”

Mr. Richardson holds a bachelor’s degree in business administration from Eastern Illinois University and a master’s degree in business administration from Northwestern University’s J.L. Kellogg School of Management. He was appointed to Unisys’ Corporation’s Board of Directors in 2021 and currently serves on the Board’s Audit & Finance and Rick & Security Committees. Mr. Richardson also served on Carestream Dental Board of Directors from 2021 to 2024.

About Cellebrite

Cellebrite’s (Nasdaq: CLBT) mission is to enable its customers to protect and save lives, accelerate justice and preserve privacy in communities around the world. We are a global leader in Digital Investigative solutions for the public and private sectors, empowering organizations in mastering the complexities of legally sanctioned digital investigations by streamlining intelligence processes. Trusted by thousands of leading agencies and companies worldwide, Cellebrite’s Digital Investigative platform and solutions transform how customers collect, review, analyze and manage data in legally sanctioned investigations. To learn more visit us at www.cellebrite.com, https://investors.cellebrite.com, or follow us on X at @Cellebrite.

Contacts:

Media

Victor Ryan Cooper

Sr. Director of Corporate Communications + Content Operations

Victor.cooper@cellebrite.com

+1 404.804.5910

Investors

Andrew Kramer

Vice President, Investor Relations

investors@cellebrite.com

+1 973.206.7760